

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 16, 2013

DIVISION OF
INVESTMENT MANAGEMENT

Michael D. Barolsky, Esq.
U.S. Bancorp Fund Services LLP
615 East Michigan Street
Milwaukee, WI 53202

Re: HCIM Trust
       File Nos. 333-190020 and 811-22871

Dear Mr. Barolsky:

We have reviewed the registration statement on Form N-1A for the HCIM Trust filed with the Commission on July 17, 2013. The registration statement relates to two new series, the Hatteras Private Equity Intelligence Fund, and the Hatteras Disciplined Opportunity Fund (each a "Fund"; collectively the "Funds"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Summary, Private Equity Intelligence Fund (p. 2)

<u>Fees and Expenses of the Fund</u> (p. 2)

1.   Does the Fund have a 12b-1 plan? If it does, please disclose the amount of the fee in the fee table.

<u>Principal Investment Strategies</u> (p. 2)

2.   The disclosure of the Fund's strategy is jargon-laden and confusing. Please revise it in plain English. Please disclose how the Fund will determine what securities to buy and when to sell them. Depending on the nature of the revisions, we may have additional comments.

3.   This section does not clearly explain the methodology of construction of the Index. Please provide a summary discussion of Quantitative Equity Strategy's ("QES") methodology of constructing the Index. The discussion should include the following: a description of the information that Preqin provides to QES; an explanation of how QES can create an Index that will track the returns of private equity buyout funds without including such securities in the index; why the model uses amounts private equity investors commit to invest to determine returns, rather than simply analyzing returns themselves; the frequently with which QES will rebalance the Index and the Fund will rebalance its portfolio; and a description of the composition of the Index as of a recent date.

4.   Why is QES identified as an "Index Advisor"? Is it providing advice to the Fund? Does it have any obligations to the Fund pursuant to Section 15 of the Investment Company Act of 1940 (the "1940 Act")?

5.   It appears to us that the Fund's name, which includes the term "private equity", requires the Fund to adopt an 80% test. Please revise the strategy section of the prospectus to include a requirement to invest at least 80% of net assets plus borrowings for investment purposes in "private equity." *See* Rule 35d-1 under the 1940 Act.

6.   Disclosure elsewhere suggests the Fund will engage in active and frequent trading. If this is correct, please add appropriate disclosure to this section, and summarize the attendant risks, *e.g.*, tax consequences and increased expenses, in the risk disclosure.

7.   Disclosure indicates the Fund will "generally be concentrated in a particular industry" when the Index is concentrated in the industry. Please clarify that the Fund will not concentrate if the Index does not concentrate.

8.   Disclosure in this section that the Fund is diversified is inconsistent with SAI disclosure that the Fund is non-diversified. Please correct this discrepancy and, if the Fund is non-diversified, provide appropriate strategy and risk disclosure.

9.   The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. Finally, please note that the Fund may not use the notional value of total return swaps to meet the Rule 35d-1 test previously referenced.

Principal Risks of Investing in the Fund (p. 3)

PERI Model Risk (p. 4)

10.   Please briefly disclose the following: the risk that valuations and other data provided by private equity buyout funds to Preqin may not be accurate; and the risk that the Preqin data may not accurately reflect the private equity buyout fund industry due to survivorship bias.

Performance (p. 5)

11.   Please include the narrative disclosure required by Item 4(b) (2) (i) of Form N-1A (*e.g.*, disclose that the information will show changes in the Fund's performance from year to year and show how the Fund's average annual returns compare with those of a broad measure of market

performance; and disclose that the Fund's past performance is not necessarily an indication of how the Fund will perform in the future).

Purchase and Sale of Fund Shares (p. 6)

12.   Please disclose the Fund's minimum subsequent investment requirement. *See* Item 6 (a) of Form N-1A.

Summary, Disciplined Opportunity Fund (p. 7)

Principal Investment Strategies (p. 7)

13.   Please define "option spreads" where the term is first used, *i.e.,* in the second bullet point of this section. In the following paragraph, please define "rolling laddered combinations" and "risk-controlled, predetermined return pattern." Please consider revising this entire section in plain English.

The Acertus Planned Return Strategy (p. 8)

14.   Please explain the basis for the statement that "Each individual investment combination within the strategy delivers predictable, mathematically formulaic returns." Please revise sub-paragraphs 1 and 2 in plain English. Include a plain English description of how the adviser will decide what securities to buy and when to sell them.

15.   Please clarify the meaning of "entry and exit points" and explain how the Fund's strategy "creates" them. Please explain when "complacency is high" and how the Fund will be provided with "protection." Also, please clarify what is meant by "the opposite point in the market cycle."

16.   It appears from this disclosure that the Fund will have high portfolio turnover; if this is the case please disclose this fact, and provide appropriate risk disclosure.

Option Strategy (p. 8)

17.   Please disclose in plain English how the adviser will determine what securities to buy and when to sell them. Please explain what a "rolling tranche" is in plain English.

18.   Please explain to us in detail the nature of the "guarantee" provided to holders of FLEX Options. Would the guarantee be available in the event of a severe market contraction similar to that seen in 2008-2009? If so, how? Is it accurate to suggest, as the Fund does, that the use of cleared options eliminates counterparty risk?

19.   Under what circumstances will the Fund invest in individual equity securities or those of other investment companies, rather than options? How will the Fund determine which securities to buy and when to sell them?

20.   Please disclose the circumstances in which the fund will invest in cash or short-term debt.

Principal Risks of Investing in the Fund (p. 8)

21.   Why are interest rate risk and credit risk not considered principal risks of investing in the Fund?

Options Risk (p. 9)

22.   This disclosure appears to pertain to OTC options only, and provides insufficient disclosure of the risks of investing in options. Please summarize in this section all principal risks of investing in options. You may wish to review the options risk disclosure on page 10 of the SAI.

Derivative Securities Risk (p. 9)

23.   Please disclose the specific risks associated with each type of derivative in which the Fund may invest as part of its principal investment strategies. In addition, describe the extent of derivatives exposure of the Fund. Also, add the risk that the use of derivatives subject to regulation by the Commodity Futures Trading Commission ("CFTC") by underlying investment funds could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. *See* Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Short Sale/Put and Call Options Risk (p. 9)

24.   Please identify and describe the "substantial risks" of hedging practices referenced in this disclosure. Please disclose the risks of short selling under a separate heading; and summarize the Fund's short selling strategy in the strategy section of the summary.

Performance (p. 9)

25.   Please include the narrative disclosure required by Item 4(b) (2) (i) of Form N-1A (*e.g.*, disclose that the information will show changes in the Fund's performance from year to year and show how the Fund's average annual returns compare with those of a broad measure of market performance; and disclose that the Fund's past performance is not necessarily an indication of how the Fund will perform in the future).

Additional Information about the Funds (p. 11)

Additional Information about the PEI Fund's Principal Investment Strategy and Risks (p. 11)

26.   Please disclose that the Fund will provide shareholders with 60 days advance notice of any change in the Fund's policy of investing 80% of its assets in accord with the requirements of Rule 35d-1.

27.   Please include in the Summary all of the disclosure on page 11 under this heading; also include the two paragraphs on page 12 immediately preceding the heading "Determining the Index Level." Please clarify here and in the Summary whether the Fund will change its holdings on a weekly basis, as this disclosure suggests.

Determining the Index Level (p. 12)

28.   This section of disclosure is jargon-laden and confusing; and does not aid a reader seeking to understand the Fund's investment strategy. Please revise in plain English. If terms such as "Live Calculation Date" and "Index Business Day" will be used, please define them when they are first used, rather than "below."

29.   Will either Fund take temporary defensive positions inconsistent with their principal investment strategies in attempting to respond to adverse conditions? If so, please provide appropriate disclosure in this section. *See* Instruction 6 to Item 9 (b) (1) of Form N-1A.

Additional Risks Pertaining to the Reference Index (p. 15)

30.   Please include in this section complete description of all principal risks of investing in the Fund that are found in the summary prospectus. *See* Item 9 (c) of Form N-1A.

31.   Please include the disclosure regarding "Investment Suitability", "Embedded Fees" and "No Direct Investment in Underlying Equity Sector Constituents or Private Equity Funds" in the summary prospectus risk disclosure.

Prior Performance of the Sub-Advisor's Comparable Accounts . . . (p. 19)

32.   Please revise the disclosure to indicate that the returns presented are net of *all* Fund fees and expenses, including sales loads, and confirm that the figures provided reflect this revision (*i.e*., all fund expenses in the fee table and the maximum applicable sales load have been deducted). Please clarify that compliance with Investment Company Act and Internal Revenue Code provisions may have *adversely* affected the accounts' performance. Please identify the source of the prior performance information, the method of performance calculation (and, if the standard SEC method is not used, disclose how the method used differs from the SEC method.). Please disclose whether the performance figures were audited; if they were, identify the auditor and the type of audit conducted, and include in the registration statement a consent for the audit. *See* Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996).

Back Cover Page

33.   Please disclose the Registrant's 1940 Act registration number.

Statement of Additional Information

Investment Restrictions (p.3)

34.   Please note that, with respect to concentration, the Funds should look through any affiliated funds; and, to the extent the fund can determine that the underlying fund is concentrated in a particular industry, it should consider those holdings in determining its own concentration. (e.g., if an underlying fund has a name that requires an 80% test in a particular industry, the Fund should consider at least 80% of its investment in that fund will be in that industry; or an underlying fund that has a concentration policy requiring it to invest 25% in an industry, the Fund should consider that 25% of its assets in that fund would be in the industry. The Fund cannot ignore the investments in an underlying fund if it has reason to know what the underlying fund will be invested in. Investment Restriction 7 provides that the Fund *may* invest more than 25% of its assets in a particular industry or group of industries to the extent the Reference Index concentrates. Freedom of action to concentrate pursuant to management's investment decision has been considered by the staff to be prohibited by Section 8(b)(1) of the Investment Company Act unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. *See* Investment Company Act Release No. 9011 (Oct. 30, 1975); First Australia Fund (No-action letter publicly avail. July 29, 1999). Please replace the highlighted term "may" with the term "will", or provide us with a legal analysis explaining why the Fund's concentration policy is consistent with Section 8(b)(1).

General

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

        Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter should be directed to me at 202.551.6965.

Sincerely,

/s/ Vincent J. Di Stefano
Vincent J. Di Stefano
Senior Counsel